

Uranium Participation Corporation

Atrium on Bay 595 Bay Street Suite 402 Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
www.uraniumparticipation.com

December 19, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A



Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 **(SEC File No. 82-35023)**

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Press Release dated December 17, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has offered for distribution to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979 – 1991 Ext: 366.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: 
Title: Corporate Secretary
Date: December 19 2007



Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT NOVEMBER 30, 2007

TORONTO, December 17, 2007 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at November 30, 2007 was CDN$708,748,000 or CDN$10.91 per share on a basic and fully diluted basis. As at November 30, 2007, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 197,093	$ 416,508
Uranium hexafluoride ("UF_6")	1,417,230 KgU	$ 260,618	$ 350,336
		$ 457,711	$ 766,844
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 44.04	$ 93.07[1]
- In United States dollars		$ 37.91	$ 93.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 183.89	$ 247.20[1]
- In United States dollars		$ 169.23	$ 247.00

[1] Converted at the November 30, 2007 exchange rate of $1.0008.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation



Atrium on Bay 595 Bay Street Suite 402 Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
www.uraniumparticipation.com

December 19, 2007

COPY

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 **(SEC File No. 82-35023)**

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Press Release dated December 17, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has offered for distribution to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979 – 1991 Ext: 366.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: [signature]
Title: Corporate Secretary
Date: December 19 2007

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT NOVEMBER 30, 2007

TORONTO, December 17, 2007 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at November 30, 2007 was CDN$708,748,000 or CDN$10.91 per share on a basic and fully diluted basis. As at November 30, 2007, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 197,093	$ 416,508
Uranium hexafluoride ("UF_6")	1,417,230 KgU	$ 260,618	$ 350,336
		$ 457,711	$ 766,844
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 44.04	$ 93.07[1]
- In United States dollars		$ 37.91	$ 93.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 183.89	$ 247.20[1]
- In United States dollars		$ 169.23	$ 247.00

[1] Converted at the November 30, 2007 exchange rate of $1.0008.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

END